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                                                                      EXHIBIT 12

                               AVISTA CORPORATION

    Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend
                           Requirements Consolidated
                             (Thousands of Dollars)


                                                 12 months
                                                   ended                         Years Ended December 31
                                                 March 31,      ------------------------------------------------------------
                                                   2005            2004             2003             2002             2001
                                                 ---------      ---------         --------         --------         --------
Fixed charges, as defined:
     Interest expense                            $  84,378      $  84,746         $ 85,013         $ 96,005         $100,180
     Amortization of debt expense
       and premium - net                             8,318          8,301            7,972            8,861            5,639
     Interest portion of rentals                     2,156          2,443            4,452            6,140            5,140
                                                 ---------      ---------         --------         --------         --------

         Total fixed charges                     $  94,852      $  95,490         $ 97,437         $111,006         $110,959
                                                 =========      =========         ========         ========         ========

Earnings, as defined:
     Income from continuing operations           $  33,119      $  35,614         $ 50,643         $ 42,174         $ 68,241
     Add (deduct):
       Income tax expense                           19,292         21,592           35,340           34,849           40,585
       Total fixed charges above                    94,852         95,490           97,437          111,006          110,959
                                                 ---------      ---------         --------         --------         --------

         Total earnings                          $ 147,263      $ 152,696         $183,420         $188,029         $219,785
                                                 =========      =========         ========         ========         ========

Ratio of earnings to fixed charges                    1.55           1.60             1.88             1.69             1.98

Fixed charges and preferred
  dividend requirements:
     Fixed charges above                         $  94,852      $  95,490         $ 97,437         $111,006         $110,959
     Preferred dividend requirements (1)                --             --            1,910            4,387            3,878
                                                 ---------      ---------         --------         --------         --------

         Total                                   $  94,852      $  95,490         $ 99,347         $115,393         $114,837
                                                 =========      =========         ========         ========         ========

Ratio of earnings to fixed charges
  and preferred dividend requirements                 1.55           1.60             1.85             1.63             1.91
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(1)   Preferred dividend requirements have been grossed up to their pre-tax level. Effective July 1, 2003, preferred dividends are included in interest expense with the adoption of SFAS No. 150.